UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Procurement Foundry, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Massachusetts

    Date of organization
    February 7, 2020

Physical address of issuer
47 Boston Hill Rd Fairhaven, MA 02719

Website of issuer
www.procurementfoundry.com

Current number of employees
5

Filer EDGAR CIK

0001815481

Filer EDGAR CCC
jw@p5xae

Filer EDGAR Password
bjo$wfjenr5n

Filer EDGAR PMAC
n*zhmug4

Submission Contact Person Information

>*Name*
>Yashar Kafi

>*Phone Number*
>(617) 633-2046

>*Email Address*
>ykafi@procurementfoundry.com

>*Notification Email Address*
>ykafi@procurementfoundry.com

Signatories

>*Name*
>Yashar Kafi

>*Signature*

>*Title*
>COO

>*Email*
>ykafi@procurementfoundry.com

>*Date*
>April 23, 2024